AMERI Holdings, Inc.
5000 Research Court, Suite 750,
Suwanee, Georgia, 30024

November 12, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Heather Percival

Re:	Ameri Holdings, Inc. Registration Statement on Form S-3 File No. 333-233260

Ladies and Gentlemen:

Ameri Holdings, Inc. (the “Company”) hereby respectfully withdraws its request, dated November 8, 2019, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday, November 12, 2019. The Company intends to submit a revised acceleration request at a later date.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031, if there are any questions with respect to this request.

Respectfully,

Ameri Holdings, Inc.

By:	/s/ Barry Kostiner
Name:	Barry Kostiner
Title:	Chief Financial Officer